[CGSH Letterhead]

Writer's Direct Dial +1 212 225 2190
E-Mail: mvolkovitsch@cgsh.com

August 30, 2011

Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

 Re:  Credit Suisse Group AG Form 20-F for Fiscal Year Ended December 31, 2010, filed March 25, 2011; Form 6-K filed July 28, 2011; and Form 6-K filed August 9, 2011.
File No. 001-15244

Dear Mr. Vaughn:

By letter dated August 19, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the Exchange Act filings of Credit Suisse Group AG (“Credit Suisse”) referenced above.

As discussed with Ms. Staci Shannon of the Staff, while Credit Suisse is still engaged in a review of the information required to provide comprehensive responses to these comments, it expects to be able to file such a response to the comment letter on or before September 19, 2011.

Should you require any additional information with regard to this matter, please do not hesitate to contact me at (212) 225-2190.

Very truly yours,

/s/ Michael J. Volkovitsch

Michael J. Volkovitsch

cc:           Ms. Staci Shannon, Securities and Exchange Commission